WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

RECEIVED
2006 MAR -7 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2006

06011355

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **13 December 2005** and **28 February 2006,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005 and their enclosures.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary and Group Tax Manager

Encls: as listed in Annexure A

WorleyParsons

resources & energy

RECEIVED
2006 MAR -7 A 10: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
13 December 2005 to 28 February 2006

No.	Item	Date	Entity Requiring	Source of Obligation
1.	Appendix 3Y: Five Individual Change of Director's Interest Notice	20 Dec 2005	ASX	ASX Listing Rule 3.19A
2.	Announcement: Angel Development EPCM Contract	22 Dec 2005	ASX	ASX Listing Rule 3.1
3.	Appendix 3B: New Issue Announcement	05 Jan 2006	ASX	ASX Listing Rule 3.19A
4.	Appendix 3Y: Three Individual Change of Director's Interest Notice	05 Jan 2006	ASX	ASX Listing Rule 3.19A
5.	Appendix 3B: New Issue Announcement	15 Feb 2006	ASX	ASX Listing Rule 3.19A
6.	Appendix 3Y: Five Individual Change of Director's Interest Notice	22 Feb 2006	ASX	ASX Listing Rule 3.19A
7.	Announcement: Ma'aden Phosphate Project	23 Feb 2006	ASX	ASX Listing Rule 3.1
8.	Announcement: Half Year Report and Accounts	28 Feb 2006	ASX	ASX Listing Rule 3.1
9.	Media Release: Half Year Results	28 Feb 2006	ASX	ASX Listing Rule 3.1
10.	Announcement: Half Year Results Presentation	28 Feb 2006	ASX	ASX Listing Rule 3.1
11.	Announcement: Saudi/Kuwait 5-Year Engineering Services Contract	28 Feb 2006	ASX	ASX Listing Rule 3.1

RECEIVED
2006 MAR -1 A 10: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**25 October 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 December 2005**
No. of securities held prior to change	**Grahame Campbell: 14,899** **Grandamico Pty Ltd: 437,739**
Class	**Ordinary**
Number acquired	**328**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**Grahame Campbell : 15,227** **Grandamico Pty Ltd : 437,739**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**25 October 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 December 2005**
No. of securities held prior to change	**Erich Fraunschiel: 16,261** **Erich Fraunschiel atf Fraunschiel Family Trust: 30,556** **Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000**
Class	**Ordinary**
Number acquired	**343**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,917.00**
No. of securities held after change	**Erich Fraunschiel : 16,604** **Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556** **Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**25 October 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 December 2005**
No. of securities held prior to change	**Ronald John McNeilly: 21,105** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**
Class	**Ordinary**
Number acquired	**547**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$6,250.00**
No. of securities held after change	**Ronald John McNeilly: 21,652** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Green**
Date of last notice	**25 October 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 December 2005**
No. of securities held prior to change	**John Green: 35,760** **John M Green: 853,755**
Class	**Ordinary**
Number acquired	**788**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$9,000.00**
No. of securities held after change	**John Green: 36,548** **John Green: 853,755**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Eric Gwee Teck Hai**
Date of last notice	**25 October 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 December 2005**
No. of securities held prior to change	**1,687**
Class	**Ordinary**
Number acquired	**285**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,250.00**
No. of securities held after change	**1,972**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WorleyParsons

resources & energy

22nd December 2005

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Angel Development - EPCM Contract

WorleyParsons announces that Eos, its joint venture with KBR, has been awarded the Engineering, Procurement and Construction Management (EPCM) contract for the Angel gas and condensate production platform by Woodside Energy Ltd, operator of the North West Shelf Venture. The contract is a key part of the development of the Angel gas field off Karratha in Western Australia.

The award follows the recent announcement by the North West Shelf Venture participant companies of their final investment decision to proceed with the A$1.6 billion investment in the Angel development.

Eos recently completed the Front-End Engineering Design (FEED) for the Angel platform which will be located in 80 metres of water; approximately 49km east of the Venture's exiting North Rankin production facility.

Hydrocarbons will be produced through a processing unit with a capacity of up to 800 million standard cubic feet of gas per day and up to 50,000 barrels of condensate per day.

The Angel platform topsides will weigh approximately 7,000 tonnes and the jacket substructure will weigh approximately 7,500 tonnes. The jacket will be secured to the seabed by eight piled foundations weighing more than 3,000 tonnes.

The Angel facilities are expected to be installed and fully operational by Q4 2008.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"We are delighted to be involved in this third major offshore production platform for the North West Shelf Venture. This award further grows WorleyParsons' portfolio of large EPCM contracts and builds on the continuing strong relationship between WorleyParsons and the Venture – which includes current work on the LNG Phase V development."

The Woodside Energy Ltd ASX release announcing the final investment decision is attached and this provides further details of the project.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 16 DECEMBER 2005
6:30AM (WST)

WOODSIDE

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 8 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE APPROVES ANGEL DEVELOPMENT

Development of the North West Shelf Venture's Angel gas and condensate field off the north west of Western Australia will begin immediately following final investment decisions by all of the joint-venture participants.

The A$1.6 billion project will include installation of the Venture's third major offshore production platform off the North West Shelf and associated infrastructure, including a new 50km subsea pipeline.

"The NWS Venture participant companies are excited to proceed with this new field development which will underpin current gas contracts and future sales," said Woodside's Director of North West Shelf Ventures, Dr Jack Hamilton.

The remotely operated Angel processing platform will be in 80 metres of water about 49km east of the Venture's existing North Rankin production facility. Hydrocarbons will be produced through one processing unit with a capacity of up to 800 million standard cubic feet of gas a day and up to 50,000 barrels of condensate a day.

It will be tied in to the North Rankin platform via the new subsea pipeline.

The 7500 tonne Angel jacket substructure and 7000 tonne topside are expected to be installed and fully operational by Q4 2008.

The jacket will be secured to the seabed by eight drilled and grouted, piled foundations each weighing more than 3000 tonnes.

The Angel development will include three production wells which are scheduled for drilling between Q3 2006 and Q2 2007.

The six equal participants in the NWS Project are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.


WOODSIDE
LAMBERT
ANGEL
NORTH RANKIN
Proposed Pipeline
COSSACK
WANAEA
GOODWYN
ECHO
YODEL
2nd Trunkline (42")
ANGEL PLATFORM
COSSACK PIONEER FPSO
1st Trunkline (40")
AUSTRALIA
DAMPIER
KARRATHA
ROEBOURNE
ONSHORE PLANT
North West Shelf Infrastructure
Angel Gas Development


NORTH RANKIN "A" PLATFORM
(125m Water)
1st trunkline
(135km to Shore)
30" Export Pipeline
(50km)
ANGEL PLATFORM
(80m Water)
AP4 Wellhead
(3.2km)
AP2 Wellhead
(1.9km)
Power Cable
AP3 Wellhead
(1.5km)
14" Flowline
WOODSIDE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**A. Performance Rights offered and accepted in December 2005.** **B. Allocation of ordinary shares pursuant to the WorleyParsons Performance Rights Plan.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A. 1,052,871** **B. 628,215**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**A. Performance Rights are granted to key personnel pursuant to the WorleyParsons Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.** **B. Performance Rights granted in the Financial Year 2003, exercised in December 2005 and now allocated as ordinary shares pursuant to the WorleyParsons Performance Rights Plan.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The ordinary shares acquired under the WorleyParsons Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the WorleyParsons Performance Rights Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**N/A**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,073,731**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**A. Until vested, Performance Rights do not carry a right to a dividend.** **B. Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 5/1/2006

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**1 June 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	**30 December 2005**
No. of securities held prior to change	**A. Ordinary shares =** **3,041,603 – John Grill** **28,329,483 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **B. Performance Rights = 343,011** **C. N/A**
Class	**A. Ordinary shares held on market** **B. Performance Rights** **C. Ordinary shares**
Number acquired	**A. Nil** **B. 78,657** **C. 113,343**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	A. Ordinary shares = 3,041,603 – John Grill 28,329,483 – Wilaci Pty Ltd 1,053,136 – Evenrose Pty Ltd B. *Performance Rights* = 308,325 C. Ordinary shares = 113,343
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. No change. B. Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the WorleyParsons Performance Rights Plan. C. Performance Rights granted in the Financial Year 2003, exercised in December 2005 and now allocated as ordinary shares pursuant to the WorleyParsons Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**David Joseph Housego**
Date of last notice	**7 September 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	**30 December 2005**
No. of securities held prior to change	**A. Ordinary shares held on market = 200,000** **B. Performance Rights = 144,416** **C. Nil**
Class	**A. Ordinary shares** **B. Performance Rights** **C. Ordinary shares**
Number acquired	**A. Nil** **B. 35,075** **C. 44,515**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**
No. of securities held after change	**A. Ordinary shares = 200,000** **B. Performance Rights = 134,976** **C. Ordinary shares = 44,515**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. No change. B. Performance Rights granted as equity compensation benefits for the Chief Financial Officer pursuant to the WorleyParsons Performance Rights Plan. C. Performance Rights granted in the Financial Year 2003, exercised in December 2005 and now allocated as ordinary shares pursuant to the WorleyParsons Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**William E Hall**
Date of last notice	**18 November 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect and Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Indirect interest applies to joint holding of Ordinary shares**
Date of change	**30 December 2005**
No. of securities held prior to change	**A. Ordinary shares = 68,524** **B. Performance Rights = Nil**
Class	**A. Ordinary shares** **B. Performance Rights**
Number acquired	**A. Nil** **B. 47,788**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**
No. of securities held after change	**A. Ordinary shares = 68,524** **B. Performance Rights = 47,788**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**A. No change.** **B. Performance Rights granted as equity compensation benefits for the Managing Director, Americas & EAMES pursuant to the WorleyParsons Performance Rights Plan.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2006 MAR -7 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights offered and accepted in February 2006.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**19,900**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights are granted to key personnel pursuant to the WorleyParsons Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The ordinary shares acquired under the WorleyParsons Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the WorleyParsons Performance Rights Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**N/A**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,093,631**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Until vested, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 15/2/2006

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**20 December 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 February 2006**
No. of securities held prior to change	**Grahame Campbell: 15,227** **Grandamico Pty Ltd: 437,739**
Class	**Ordinary**
Number acquired	**284**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**Grahame Campbell : 15,511** **Grandamico Pty Ltd : 437,739**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**20 December 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 February 2006**
No. of securities held prior to change	**Erich Fraunschiel: 16,604** **Erich Fraunschiel atf Fraunschiel Family Trust: 30,556** **Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000**
Class	**Ordinary**
Number acquired	**297**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,917.00**
No. of securities held after change	**Erich Fraunschiel : 16,901** **Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556** **Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**20 December 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 February 2006**
No. of securities held prior to change	**Ronald John McNeilly: 21,652** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**
Class	**Ordinary**
Number acquired	**473**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$6,250.00**
No. of securities held after change	**Ronald John McNeilly: 22,125** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Green**
Date of last notice	**20 December 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 February 2006**
No. of securities held prior to change	**John Green: 36,548** **John M Green: 853,755**
Class	**Ordinary**
Number acquired	**284**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**John Green: 36,832** **John Green: 853,755**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Eric Gwee Teck Hai**
Date of last notice	**20 December 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 February 2006**
No. of securities held prior to change	**1,972**
Class	**Ordinary**
Number acquired	**246**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,250.00**
No. of securities held after change	**2,218**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

WorleyParsons

resources & energy

RECEIVED
2006 MAR -7 A 10: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 February 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Program Management Services Contract for Ma'aden Phosphate Project

Ma'aden, the Saudi Arabian Mining Company, has announced that it has awarded a US$133 million program management services contract to WorleyParsons.

The contract is for the provision of engineering and project management services for its Phosphate project and covers the development of the Phosphate mine at Al-Jalamid in the north and the chemicals complex, town site and related infrastructure at Raz Az Zawr on the east coast of the Kingdom. The infrastructure to be developed will also support Ma'aden's aluminium project, and further industrial development in the new Minerals Industrial City at Raz Az Zawr.

During construction, the direct work force on this project will total some eight thousand employees. When completed, the Phosphate project will be the largest integrated fertilizer plant in the world, producing some 3 million tons per year of diamonnium phosphate (DAP), which will represent 10% of global DAP production.

The Phosphate project, together with the related infrastructure represents an investment of approximately US$2.5 Billion. It will, when completed, provide over 1,700 full-time jobs for Saudi nationals along with many additional job opportunities in related support areas and will contribute in a substantive way to diversification of the Saudi economy.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

RECEIVED
2006 MAR -7 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WORLEYPARSONS LIMITED

ABN 17 096 090 158

INTERIM FINANCIAL REPORT

AND

APPENDIX 4D

HALF YEAR ENDED 31 DECEMBER 2005

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated Half year	
		% Change	2005 $'000	2004 $'000
Revenue from continuing operations (statutory revenue)			**1,046,480**	**509,040**
Less: procurement services revenue*			(134,421)	(35,633)
Revenue from continuing operations excluding procurement services revenue			912,059	473,407
Add: share of revenue from associates			497,750	277,698
Less: procurement services revenue*			(272,026)	(164,568)
Net revenue from associates			225,724	113,130
Aggregated revenue**	**UP**	**94.0**	**1,137,783**	**586,537**
Earnings before interest and tax ("EBIT")#	**UP**	**123.5**	**92,918**	**41,577**
Profit before tax	**UP**	**131.4**	**91,733**	**39,644**
Net profit after tax	**UP**	**138.7**	**63,991**	**26,805**
Net profit attributable to members of WorleyParsons Limited	**UP**	**141.7**	**61,792**	**25,562**
Basic earnings per share before amortisation of trade name (cents per share)	**UP**	**92.4**	**30.4**	**15.8**
Basic earnings per share (cents per share)	**UP**	**94.2**	**30.1**	**15.5**
Diluted earnings per share (cents per share)	**UP**	**94.2**	**30.1**	**15.5**
Net tangible assets per share ($ per share)	**UP**	**200.0**	**0.27**	**0.09**
Net assets per share ($ per share)	**UP**	**23.1**	**2.13**	**1.73**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate and through a joint venture partnership.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The Directors believe the disclosure of the revenue attributable to associates provides additional information on the underlying business growth of WorleyParsons.

EBIT includes $9.6 million (2004: $3.8 million) share of net profits of associates accounted for using the equity method which is after tax.

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Interim dividend (cents per share):		
Six months to 31 December 2005	**18.5**	**5.4**
Six months to 31 December 2004	**7.5**	**7.5**
Record date for determining entitlement to dividend	**22 MARCH 2006**	
Date dividend is to be paid	**7 APRIL 2006**	

REVIEW OF OPERATIONS

Commentary on the results for the half year is contained in the press release dated 28 February 2006, accompanying this Interim Financial Report.

REVIEW

This financial report is based on accounts which have been subject to review.

DIRECTORS' REPORT

The Directors present their report on the consolidated entity consisting of WorleyParsons Limited and the entities it controlled ("WorleyParsons" or "Group") at the end of or during the half year ended 31 December 2005.

DIRECTORS

The following persons were Directors of WorleyParsons Limited throughout the entire half year and until the date of this report:

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

PRINCIPAL ACTIVITIES

During the half year, the principal activities of WorleyParsons consisted of:

(a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Power
- Minerals & Metals
- Infrastructure;

(b) provision of maintenance and reliability support services to these sectors; and

(c) infrastructure developments.

REVIEW OF OPERATIONS

All prior period comparatives in the following commentary, financial statements and notes to the financial statements have been adjusted for the impact of Australian Equivalents to International Financial Reporting Standards.

The consolidated net profit of the Group for the half year ended 31 December 2005, after income tax expense and minority interests, was $61.8 million, an increase of 141.7% on the previous corresponding period. The result was positively impacted by a six month contribution from the acquired PEC entities in the current half year versus a three month contribution for the half year ended 31 December 2004. Aggregated revenue for the half year was $1,137.8 million, compared to $586.5 million in the previous corresponding period.

The income tax expense for the half year was $27.7 million (2004: $12.8 million). The overall tax rate of 30.2% was lower than the effective tax rate for the half year ended 31 December 2004 of 32.4%. This was due to the positive tax impact from Research & Development benefits expanding outside of Australia and tax clearance received for items previously not treated as deductible. A full reconciliation of the tax expense is at note 6 to the financial statements.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG ("MEG") Limited for a total consideration of $13.9 million and gained effective control at that date. From the date of acquisition to 31 December 2005, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $0.9 million.

Effective 1 October 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Ltd ("HGE") for a total consideration of $13.0 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 31 December 2005, HGE has contributed $1.0 million to the net profit after tax of the Group.

EVENTS AFTER BALANCE SHEET DATE

On 1 January 2006, WorleyParsons (Canada) Holding Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of Komex Environmental ("Komex") for a total consideration of $34.0 million. Komex is a Calgary based company that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. For the year ended 31 December 2005, Komex has reported revenue of approximately US$43.5 million. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

DIVIDENDS

Since the end of the half year, the Directors have declared a partly franked interim dividend of 18.5 cents per fully paid ordinary share (2004: 7.5 cents). The aggregate amount of the proposed interim dividend of $37.9 million (2004: $15.4 million) is not recognised as a liability as at 31 December 2005.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our review of the financial report of WorleyParsons Limited for the financial half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Michael Elliott
Partner
28 February 2006

Liability limited by a scheme approved under
Professional Standards Legislation.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ron McNeilly
Chairman

Sydney, 28 February 2006

CONSOLIDATED INCOME STATEMENT

		Consolidated	
		Half year	
	Notes	2005 $'000	2004 $'000
Revenue from continuing operations	2	1,046,480	509,040
Expenses from continuing operations			
Staff costs		(637,330)	(348,546)
Reimbursable costs		(186,169)	(47,642)
Depreciation and amortisation expenses	3	(8,752)	(6,783)
Borrowing costs		(4,114)	(2,818)
Office and administration costs		(62,903)	(25,967)
Other expenses		(65,083)	(41,482)
Share of net profits of associates accounted for using the equity method*		9,604	3,842
Profit before tax from continuing operations		91,733	39,644
Income tax expense	6	(27,742)	(12,839)
Profit after tax from continuing operations		63,991	26,805
Profit attributable to minority interests		(2,199)	(1,243)
Net profit attributable to members of WorleyParsons Limited		61,792	25,562
Basic earnings per share (cents per share)	1	30.1	15.5
Diluted earnings per share (cents per share)	1	30.1	15.5

*Share of net profits of associates accounted for using the equity method is after tax.

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

	Notes	Consolidated as at 31 December 2005 $'000	30 June 2005 $'000
ASSETS			
Current assets			
Cash and cash equivalents	9	89,931	66,527
Trade and other receivables		282,035	229,150
Inventories		111,219	98,062
Prepayments		18,126	10,654
Derivatives		1,094	-
Total current assets		502,405	404,393
Non-current assets			
Investments in associates accounted for using the equity method		46,899	42,793
Other financial assets		175	164
Deferred income tax assets		26,915	15,364
Property, plant and equipment		44,744	34,226
Intangible assets		374,283	341,732
Other non-current assets		2,223	2,136
Total non-current assets		495,239	436,415
TOTAL ASSETS		997,644	840,808
LIABILITIES			
Current liabilities			
Trade and other payables		217,487	213,344
Interest bearing loans and borrowings		18,705	2,758
Income tax payable		15,374	9,940
Provisions		168,484	110,996
Derivatives		357	569
Total current liabilities		420,407	337,607
Non-current liabilities			
Interest bearing loans and borrowings		78,563	71,519
Deferred income tax liabilities		31,033	25,665
Provisions		31,932	16,002
Total non-current liabilities		141,528	113,186
TOTAL LIABILITIES		561,935	450,793
NET ASSETS		435,709	390,015
EQUITY			
Issued capital	7	327,791	332,517
Reserves	8	(879)	(13,563)
Retained earnings	8	103,595	67,422
Parent entity interest		430,507	386,376
Minority interests		5,202	3,639
TOTAL EQUITY		435,709	390,015

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Consolidated Half year 2005 $'000	Consolidated Half year 2004 $'000
Total equity at the beginning of the half year		390,015	133,223
Tax effect of capitalised acquisition costs recognised directly in equity		-	2,916
Cash flow hedges, net of tax		1,306	(285)
Performance rights expense		1,659	785
Exchange differences on translation of foreign operations		10,576	(16,086)
Net income/(expense) recognised directly in equity		13,541	(12,670)
Profit for the half year		63,991	26,805
Total recognised income and expense for the half year		77,532	14,135
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs		-	218,471
Dividends provided for or paid	4	(25,619)	(9,708)
		(25,619)	208,763
Foreign currency translation reserve acquired		-	(1,381)
Purchase of shares to satisfy performances rights		(7,131)	-
Tax effect of purchase of shares to satisfy performance rights		1,548	-
Minority interest movement		(636)	617
Total equity at the end of the half year		435,709	355,357
Total recognised income and expense for the half year is attributable to:			
Members of WorleyParsons Limited		75,969	12,275
Minority interests		1,563	1,860
		77,532	14,135

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	Consolidated Half year 2005 $'000	Consolidated Half year 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		1,028,194	529,423
Payments to suppliers and employees (inclusive of goods and services tax)		(929,810)	(472,893)
		98,384	56,530
Dividends received		2,340	613
Purchase of shares to satisfy performance rights		(6,201)	-
Interest received		2,929	885
Borrowing costs paid		(3,811)	(2,797)
Income taxes paid		(27,948)	(13,022)
Net cash inflow from operating activities	9	65,693	42,209
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments, net of cash acquired		-	(6,200)
Cash balances of controlled entities acquired		2,149	94,619
Return of capital from associates		469	-
Payments for acquisition of controlled entities		(23,142)	(341,133)
Payments for incidental costs of acquisition		-	(5,314)
Payment of liabilities on acquisition		-	(34,860)
Payments for purchase of property, plant and equipment		(11,291)	(2,232)
Payments for assets under construction		(4,217)	-
Proceeds from sale of property, plant and equipment		173	1,097
Net cash outflow from investing activities		(35,859)	(294,023)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		-	227,935
Payment of share issue costs		-	(9,464)
Repayment of borrowings		(38,600)	(93,606)
Proceeds from borrowings		55,145	196,139
Lease payments		(100)	(175)
Loans from related parties		1,542	1,854
Loans to related parties		(2,882)	(217)
Dividends paid to the company's shareholders	4	(25,619)	(9,708)
Dividends paid to minority interests		(98)	(123)
Net cash (outflow)/inflow from financing activities		(10,612)	312,635
NET INCREASE IN CASH HELD		19,222	60,821
Cash and cash equivalents at the beginning of the half year		63,976	16,950
Effects of exchange rate changes on cash		1,464	7,472
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	9	84,662	85,243

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

BASIS OF PREPARATION OF THE INTERIM FINANCIAL REPORT

The interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The interim financial report should be read in conjunction with the Annual Report of WorleyParsons Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP").

It is also recommended that the interim financial report be considered together with any public announcements made by WorleyParsons Limited and its controlled entities during the half year ended 31 December 2005 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(A) Basis of accounting

The interim financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The interim financial report has been prepared on a historical costs basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the interim financial report, the half year has been treated as a discrete reporting period.

(B) Statement of compliance

The interim financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the interim financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

This is the first interim financial report prepared based on AIFRS and comparatives for the half year ended 31 December 2004 and full year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed in (C) below.

Reconciliations of:

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half year ended 31 December 2004 and full year ended 30 June 2005,

to the balances reported in the 31 December 2004 interim financial report and 30 June 2005 full year financial report prepared under AGAAP are detailed in (E) below.

(C) Summary of significant accounting policies

(i) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by WorleyParsons Limited as at 31 December 2005 and the results of all controlled entities for the half year then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as the "consolidated entity" or "Group".

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and consolidated balance sheet respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(ii) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

(iii) Equity based compensation scheme – performance rights

Performance rights ("rights") over the ordinary shares of WorleyParsons Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of Directors. The fair value of the rights is being expensed on a straight line basis over their three year vesting period, with a corresponding increase in equity. The fair value of the rights is the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right. For cash settled rights, the fair value of the rights is recalculated at the end of each reporting period and amortised on a straight line basis over their three year vesting period.

Upon settlement of the rights, the balance of the rights reserve relating to those performance rights is transferred to share capital.

(iv) Taxes

(a) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statement, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probably that future taxable amounts will be available to utilise those temporary differences.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Current and deferred tax balances relating to items recognised directly in equity are also recognised in equity and not in the income statement.

(b) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority, is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(v) Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian Dollars, which is WorleyParsons Limited's functional and presentation currency.

(b) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the half year.

(c) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions, are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The accounting policy note (xxv) provides specific details on the calculation of these gains or costs.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(vi) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(vii) Revenue recognition

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(a) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Incentive payments on contracts are recognised as part of total contract revenue where it is probable that specified performance standards are met or exceeded and the amount of the incentive payment can be reliably measured.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(b) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(c) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(viii) Trade and other receivables

All trade receivables are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade receivables is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(ix) Inventories

(a) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(b) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(x) Recoverable amount

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(xi) Depreciation of plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(xii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(xiii) Leases

(a) Finance leases

Where property, plant and equipment are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(b) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(xiv) Intangible assets

(a) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill on acquisition of subsidiaries is included in intangible assets and goodwill on acquisitions of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortised. Instead goodwill will be tested annually for any impairment in the carrying amount or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating unites for the purpose of impairment testing. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

(b) Trade name

The WorleyParsons trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life, being 20 years.

(xv) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(xvi) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any differences between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

(xvii) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(a) Dividend provision

Provision is made for the amount of any dividend declared on or before the end of the reporting period but not distributed at balance date.

(b) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(c) Service warranty provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(xviii) Joint ventures

(a) Joint venture operations

The proportionate interest in the assets, liabilities and expenses of joint venture operations has been incorporated in the financial statements under the appropriate headings.

(b) Jointly controlled entities

The interest in jointly controlled entities is carried at the lower of the equity accounted amount and the recoverable amount in the consolidated financial statements. The share of profits or losses of the entities is recognised in the income statement, and the share of movements in reserves are recognised in the consolidated balance sheet.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale.

(xix) Repairs and maintenance

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(xx) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(xxi) Cash and cash equivalents

For the purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(xxii) Investments

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Investments in subsidiaries are carried at cost less any provision for impairment in the parent entity.

(xxiii) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xxiv) Earnings per share

(a) Basic earnings per share

Basic earnings per share is determined by dividing the profit after income tax attributable to members of WorleyParsons Limited by the weighted average number of ordinary shares outstanding during the half year.

(b) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the half year that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxv) Derivative financial instruments

The Group uses derivative financial instruments such as forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. Such derivative financial instruments are stated at fair value.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

(a) Forward exchange contracts

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit and loss except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value for interest rate swaps contracts is determined by reference to market values for similar instruments.

(b) Fair value hedges

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

(c) Cash flow hedges

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the half year in which the hedged firm commitment affects the net profit and loss (eg when the future sale actually occurs).

(D) AASB 1 transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Reporting Standards" as follows:

(a) Business combinations

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations (ie business combinations that occurred before the date of transition to AIFRS); and

(b) Designation of previously recognised financial instruments

Financial instruments were designated as financial assets or liabilities at fair value through profit or loss or as available-for-sale at the date of transition to AIFRS; and

(c) Share-based payment transactions

AASB 2 "Share-based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(d) Exemption from the requirement to restate comparative information for AASB 132 and AASB139

The Group has not elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to its comparative information.

(E) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and net profit attributable to members as reported under Australian Accounting Standards applicable before 1 January 2005 ("AGAAP") are illustrated below:

Reconciliation of total equity as presented under AGAAP to that under AIFRS	Notes	Consolidated 30 June 2005 $'000	31 December 2004 $'000	1 July 2004 $'000
Total equity under AGAAP		384,254	356,612	140,458
Adjustments to equity:				
Write-back of goodwill amortisation excluding impairment	(a)	12,162	4,054	-
Write-back of goodwill amortisation in associates	(a)	910	455	-
Foreign exchange effect of write-back of amortisation	(a)	51	51	-
Tax effect of deductible goodwill amortisation	(b)	(3,519)	(1,173)	-
Tax effect of capital raising costs (IPO)	(c)	776	976	1,176
Tax effect of capital raising costs (PEC acquisition)	(d)	2,030	2,030	-
Tax effect of trade name amortisation	(e)	(8,575)	(8,837)	(9,100)
Recognition of fair value of interest rate hedge derivatives	(f)	(360)	(180)	-
Recognition of fair value of foreign exchange hedge derivatives	(f)	(209)	(105)	-
Performance rights	(g)	2,495	1,474	689
Total equity under AIFRS		390,015	355,357	133,223

Reconciliation of net profit attributable to members under AGAAP to that under AIFRS	Notes	Consolidated Year ended 30 June 2005 $'000	Half year ended 31 December 2004 $'000
Net profit as previously reported		57,659	23,049
Adjustments to net profit:			
Write-back of goodwill amortisation excluding impairment	(a)	12,162	4,054
Write-back of goodwill amortisation in associates	(a)	910	455
Impact of tax effect of deductible goodwill amortisation	(b)	(3,519)	(1,173)
Impact of tax effect of capital raising costs (IPO) recognised directly in equity	(c)	(400)	(200)
Tax effect of capital raising costs (PEC acquisition) recognised directly in equity	(d)	(885)	(885)
Tax effect of trade name amortisation	(e)	525	262
Net profit under AIFRS		66,452	25,562

(a) Goodwill

Under AASB 3 "Business Combinations", goodwill is no longer amortised but instead is subject to annual impairment testing. This has resulted in a change in the Group's previous accounting policy where goodwill was amortised over its useful life but not exceeding 20 years. Under the new policy, amortisation is no longer charged, but goodwill is written down to the extent it is impaired. Total goodwill amortisation for the 12 months to 30 June 2005 was $13.1 million before income tax.

(b) Tax effect – US goodwill amortisation

Under AGAAP the tax benefit arising from goodwill amortisation that is tax deductible in the US was booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation is accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

(c) Tax effect – IPO costs

Under AGAAP, the Group recognised a tax benefit from IPO costs incurred in 2002 that are tax deductible, directly in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for IPO capital raising costs incurred in 2002 that are deductible in future periods.

(d) Tax effect – PEC acquisition capital raising costs

Under AGAAP, the Group recognised a tax benefit from capital raising costs that are tax deductible in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for PEC acquisition capital raising costs incurred in 2004 that are deductible in future periods.

(e) Tax effect – trade name amortisation

Under AIFRS, the Group is required to use a balance sheet liability method to calculate the income tax expense which focuses on the tax effects of transactions and other events that affect amounts recognised in either the balance sheet or a tax-based balance sheet. Under AGAAP, the tax effect of the WorleyParsons trade name was not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million is recognised under AIFRS.

The trade name amortisation for the year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under AGAAP the amortisation was not tax effected. Under AIFRS, amortisation of the trade name is tax effected increasing net profit after tax by $0.5 million per annum at an effective tax rate of 30%.

(f) Fair value of hedge contracts

Under AIFRS, the effective portion of changes to fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Previously under AGAAP, the fair value of hedge contracts was recognised in the consolidated balance sheet as an unrealised gain or loss but recognised in equity.

(g) Performance rights

Under AGAAP, the Group recognised an expense for those performance rights that were granted to executive directors and other executives. The fair value of the rights was amortised on a straight line basis over their three year vesting period with a corresponding liability created. Under AIFRS, the liability is shown as an increase in reserves.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and those presented under AGAAP.

	Consolidated Half year 2005 $'000	2004 $'000
1 EARNINGS PER SHARE		
Net profit attributable to members of the parent entity before amortisation of trade name	62,405	26,175
Basic earnings per share before amortisation of trade name (cents per share)	30.4	15.8
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,950,598	165,144,689
Net profit attributable to members of the parent entity	61,792	25,562
Basic earnings per share (cents per share)	30.1	15.5
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,950,598	165,144,689
Diluted earnings per share (cents per share)	30.1	15.5
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	204,950,598	165,144,689

2 REVENUE

	2005 $'000	2004 $'000
Revenue		
Services	1,041,761	507,825
Other revenue		
Interest revenue	2,929	885
Other	1,790	330
	4,719	1,215
Revenue	1,046,480	509,040

	Consolidated Half year 2005 $'000	Consolidated Half year 2004 $'000

3 PROFIT FROM CONTINUING OPERATIONS

Profit from continuing operations includes the following specific expenses:

	2005 $'000	2004 $'000
Depreciation of plant and equipment	5,467	4,967
Amortisation:		
Leasehold improvements	2,338	300
Plant and equipment under finance leases	71	153
Trade name and impairment	875	1,321
Deferred expenditure	1	42
Total amortisation	3,285	1,816
Total depreciation and amortisation expenses	8,752	6,783

4 DIVIDENDS PAID

	Parent entity Half year 2005 $'000	Parent entity Half year 2004 $'000
Details of dividends in respect of the half year are as follows:		
Final ordinary dividend for the year ended 30 June 2004 of 6.5 cents per fully paid ordinary share paid on 30 September 2004	-	9,708
Final ordinary dividend for the year ended 30 June 2005 of 12.5 cents per fully paid ordinary share paid on 30 September 2005	25,619	-
Total dividends paid	25,619	9,708

All dividends paid and declared for payment to 31 December 2005 are fully franked.

Since the end of the half year, the Directors have declared a partly franked interim dividend of 18.5 cents per fully paid ordinary share (2004: 7.5 cents). The aggregate amount of the proposed interim dividend of $37.9 million (2004: $15.4 million) is not recognised as a liability as at 31 December 2005.

5 BUSINESS COMBINATIONS

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited acquired the remaining 50% interest WorleyParsons MEG ("MEG") Limited for a total consideration of $13.9 million and gained effective control at that date. From the date of acquisition to 31 December 2005, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $0.9 million.

Effective 1 October 2005, wholly owned subsidiaries of WorleyParsons Limited acquired 100% of Canadian minerals and metals company HG Engineering Ltd ("HGE") for a total consideration of $13.0 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 31 December 2005, HGE has contributed $1.0 million to the net profit after tax of the Group.

If these business combinations had taken place at 1 July 2005, the profit after tax for the Group would have been $64.7 million and revenue from continuing operations would have been $1,052 million.

The fair value of identifiable net assets acquired is as follows:

	MEG acquisition $'000	HGE acquisition $'000
ASSETS		
Cash and cash equivalents	1,194	955
Trade and other receivables	11,626	6,889
Inventories	642	-
Prepayments	319	92
Other financial assets	286	3
Property, plant and equipment	1,810	550
TOTAL ASSETS	15,877	8,489
LIABILITIES		
Trade and other payables	8,666	5,388
Income tax payable	575	430
Provisions	-	243
TOTAL LIABILITIES	9,241	6,061
NET ASSETS	6,636	2,428
Existing investment accounted for using the equity method	(5,143)	-
Goodwill arising on acquisition	12,434	10,533
Total consideration paid	13,927	12,961
Consideration:		
Cash consideration	9,987	9,894
Deferred consideration	3,851	2,909
Costs associated with the acquisition	89	158
Total consideration	13,927	12,961
Net cash effect:		
Cash consideration (including costs) paid	(10,076)	(10,052)
Cash included in net assets acquired	1,194	955
Net cash outflow	(8,882)	(9,097)

Effective 1 July 2005, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 49% of Jones & Jones Engineering Design for a total consideration of $2.6 million.

6 INCOME TAX

	Consolidated Half year 2005 $'000	Consolidated Half year 2004 $'000
(a) Income tax expense		
Current tax	34,513	14,722
Deferred tax	(6,183)	(2,238)
(Over)/under provision in previous financial periods	(588)	355
Income tax expense	27,742	12,839
Income tax expense is attributable to:		
Profit from continuing operations	27,742	12,839
Income tax expense	27,742	12,839
Deferred income tax (revenue)/expense included in income tax expense comprises:		
Increase in deferred tax assets	(11,551)	(914)
Increase/(decrease) in deferred tax liabilities	5,368	(1,324)
Deferred tax	(6,183)	(2,238)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

	2005 $'000	2004 $'000
Profit before tax from continuing operations	91,733	39,644
At the Group's statutory income tax rate of 30% (2004: 30%)	27,520	11,893
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Share of net profits of associates	(2,881)	(1,153)
Additional allowable tax depreciation	-	(207)
Legal and professional fees non-deductible	36	-
Non-deductible loss on disposal/impairment	1,556	-
Other	1,134	733
Research and development concession	(1,898)	(503)
US machinery rebate	(387)	-
	25,080	10,763
Tax clearance received for items previously not treated as deductible	(1,172)	-
(Over)/under provision in previous financial periods	(588)	355
Difference in overseas tax rates *	4,422	1,721
Income tax expense	27,742	12,839

* Represents income tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

	Consolidated Half year 2005 $'000	2004 $'000
(c) Amounts recognised directly in equity		
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity		
Current tax – credited directly to equity (note 7)	1,548	-
Deferred tax – credited directly to equity	-	2,916
	1,548	2,916
(d) Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	5,577	1,727
Potential tax benefit at 30%	1,673	518
(e) Unrecognised temporary differences		
Temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognised:		
Undistributed earnings	2,613	1,518
Unrecognised deferred tax liabilities relating to the above temporary differences	784	228

A deferred tax liability has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the consolidated entity's subsidiary in Bulgaria. The deferred tax liability will only arise in the event of dividends being paid by the entity however no deferred tax liability has been recognised as the parent entity is able to control the timing of these distributions from this subsidiary and is not expected to distribute these profits in the foreseeable future.

7 ISSUED CAPITAL

	Consolidated 31 December 2005 $'000	30 June 2005 $'000
Ordinary shares, fully paid	327,791	332,517

	No of Shares	$'000
Balance at 1 July 2005	204,950,598	332,517
Less: purchase of shares to satisfy performance rights	-	(7,131)
Tax effect of purchase of shares to satisfy performance rights	-	1,548
Transfer from rights reserve on purchase of shares	-	857
	204,950,598	327,791

8 RESERVES AND RETAINED EARNINGS

	Consolidated 31 December 2005 $'000	Consolidated 30 June 2005 $'000
Foreign currency translation reserve	(4,913)	(15,489)
Hedge reserve	737	(569)
Rights reserve	3,297	2,495
Reserves	(879)	(13,563)
Retained earnings	103,595	67,422
	102,716	53,859

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Balance at 1 July 2005	(15,489)
Gain on translation of foreign controlled entities and associates	10,576
Balance at 31 December 2005	(4,913)

(b) Hedge reserve

The hedge reserve is used to record gains or losses on hedging instruments in a cash flow hedges that are recognised directly in equity, as described in note (xxv). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Balance at 1 July 2005	(569)
Net gain on foreign exchange hedges	1,184
Net gain on interest rate hedges	122
Balance at 31 December 2005	737

(c) Rights reserve

The rights reserve is used to recognise the fair value of performance rights issued but not satisfied.

Balance at 1 July 2005	2,495
Performance rights expense	1,659
Transfer to share capital on purchase of shares to satisfy performance rights	(857)
Balance at 31 December 2005	3,297

(d) Retained earnings

Balance at 1 July 2005	67,422
Dividends paid	(25,619)
Net profit attributable to members of WorleyParsons Limited	61,792
Balance at 31 December 2005	103,595

9 NOTES TO THE CASH FLOW STATEMENT

	Consolidated Half year 2005 $'000	Consolidated Half year 2004 $'000
(a) Cash assets	84,662	85,243

The above figures are reconciled to cash at the end of the financial period as shown in the cash flow statement as follows:

	2005 $'000	2004 $'000
Cash at bank and on hand	82,312	84,202
Term deposits	7,619	3,122
Cash and cash equivalents	89,931	87,324
Less: bank overdrafts	(5,269)	(2,081)
Balance per cash flow statement	84,662	85,243

(b) Reconciliation of profit after tax from continuing operations to the net cash inflow from operating activities

	2005 $'000	2004 $'000
Profit after tax from continuing operations	63,991	26,805
Non-cash items		
Depreciation of non-current assets	5,467	4,967
Amortisation of non-current assets	3,285	1,816
Performance rights expense	2,436	789
Amortisation of capitalised borrowing costs	281	-
Loss on write down of investments	1,039	-
Provision for losses in controlled entities	1,170	-
Dividends received from associates	2,340	613
Share of net profits of associates	(9,604)	(3,842)
Net loss on disposal of property, plant and equipment	(29)	8
Finance charges on capitalised leases	23	21
Cash flow adjusted for non-cash items	70,399	31,177
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the half year		
(Increase)/decrease in prepayments	(7,187)	229
(Increase)/decrease in deferred income tax assets	(11,551)	4,620
Increase in inventories	(12,514)	(3,432)
Increase in other non-current assets	(173)	-
(Increase)/decrease in trade and other receivables	(34,420)	11,320
(Decrease)/increase in trade and other payables	(11,263)	21,666
Increase/(decrease) in provision for income tax	2,442	(4,269)
Increase/(decrease) in deferred income tax liabilities	8,902	(1,324)
Increase/(decrease) in other provisions	66,338	(5,584)
Decrease in issued capital	(6,201)	-
Effect of exchange rates	921	(12,194)
Net cash inflow from operating activities	65,693	42,209

10 SEGMENT REPORTING

Half year ended 31 December 2005	Hydrocarbons	Power	Minerals & Metals	Infrastructure	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	620,329	146,937	112,867	27,207	-	907,340
Procurement services revenue	81,351	45,827	975	6,268	-	134,421
Inter-segment sales	637	-	-	955	(1,592)	-
Services revenue	**702,317**	**192,764**	**113,842**	**34,430**	**(1,592)**	**1,041,761**
Share of net profits of associates	8,453	954	-	197	-	9,604
Other revenue	4,719	-	-	-	-	4,719
Total segment revenue	**715,489**	**193,718**	**113,842**	**34,627**	**(1,592)**	**1,056,084**
Add: share of revenue of associates	464,246	29,190	-	4,314	-	497,750
Less: procurement services revenue	(353,377)	(45,827)	(975)	(6,268)	-	(406,447)
Less: share of net profits of associates	(8,453)	(954)	-	(197)	-	(9,604)
Aggregated revenue	**817,905**	**176,127**	**112,867**	**32,476**	**(1,592)**	**1,137,783**
Segment result	75,306	22,195	11,290	3,217	-	112,008
Amortisation expense (intangibles)						(875)
Unallocated expenses						(19,400)
Profit before tax from continuing operations						91,733
Income tax expense						(27,742)
Profit after tax from continuing operations						**63,991**

Half year ended 31 December 2004	Hydrocarbons	Power	Minerals & Metals	Infrastructure	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	328,861	38,073	80,390	24,868	-	472,192
Procurement services revenue	16,234	19,399	-	-	-	35,633
Inter-segment sales	-	-	-	1,018	(1,018)	-
Services revenue	**345,095**	**57,472**	**80,390**	**25,886**	**(1,018)**	**507,825**
Share of net profits of associates	4,089	(247)	-	-	-	3,842
Other revenue	1,215	-	-	-	-	1,215
Total segment revenue	**350,399**	**57,225**	**80,390**	**25,886**	**(1,018)**	**512,882**
Add: share of revenue of associates	86,603	26,527	-	-	-	113,130
Less: procurement services revenue	(16,234)	(19,399)	-	-	-	(35,633)
Less: share of net profits of associates	(4,089)	247	-	-	-	(3,842)
Aggregated revenue	**416,679**	**64,600**	**80,390**	**25,886**	**(1,018)**	**586,537**
Segment result	32,553	4,426	12,296	3,114	-	52,389
Amortisation expense (intangibles)						(1,321)
Unallocated expenses						(11,424)
Profit before tax from continuing operations						39,644
Income tax expense						(12,839)
Profit after tax from continuing operations						**26,805**

11 CONTINGENT ASSETS AND LIABILITIES

Guarantees

The Group is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance-related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Consolidated 31 December 2005 $'000	Consolidated 30 June 2005 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	16,896	5,349
Bank guarantees outstanding at balance date in respect of contractual performance	63,267	71,214
	80,163	76,563

The Group is subject to various actual and pending claims arising in the normal course of business. The Directors are of the view that the Group is adequately provided in respect of these claims.

Asbestos

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

12 EVENTS AFTER BALANCE SHEET DATE

On 1 January 2006, WorleyParsons (Canada) Holding Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of Komex Environmental ("Komex") for a total consideration of $34.0 million. Komex is a Calgary based company that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. For the year ended 31 December 2005, Komex has reported revenue of approximately US$43.5 million. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of WorleyParsons Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity:
   (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half year ended on that date; and
   (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Ron McNeilly
Chairman

Sydney, 28 February 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent review report to members of WorleyParsons Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both WorleyParsons Limited (the company) and the entities it controlled during the half year, and the directors' declaration, for the company, for the half year ended 31 December 2005, but excludes the following sections .

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the

Directors' Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity WorleyParsons Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Michael Elliott
Partner
Sydney
28 February 2006

WORLEYPARSONS LIMITED
ABN 17 096 090 158

DIRECTORS

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

BANKERS

HSBC
Royal Bank of Scotland
Westpac Banking Corporation
JPMorgan Chase

AUDITORS

Ernst & Young

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080

WorleyParsons
resources & energy

RECEIVED
2006 MAR -7 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2006

ASX/Media Release

WORLEYPARSONS LIMITED
(ASX: WOR)

Highlights:

- 141.7% increase in net profit after tax to $61.8m
- EBIT growth of 123.5% to $92.9m
- Contribution from international operations grows
- Integration of acquisitions on track
- Interim dividend increased to 18.5 cents (2004 7.5 cents)

Professional services company WorleyParsons Limited today announced a 141.7% rise in net profit after tax to $61.8m for the half year to 31 December 2005.

The result was earned on aggregated revenue of $1,137.8m, an increase of 94.0% on the previous corresponding period of $586.5m. EBIT for the period was $92.9m, an increase of 123.5% from the $41.6m in the previous corresponding period.

The EBIT margin for the group increased to 8.2% compared to 7.1%. After tax WorleyParsons earned a net margin on aggregated revenue of 5.4%, compared to the 2004 half year margin of 4.4%. The corporate tax rate was 30.2% compared with the 32.4% in the previous corresponding period.

Basic earnings per share were 30.1 cents, an increase of 94.2% from the 15.5 cents per share reported in the previous corresponding period.

WorleyParsons is also announcing today that it has been awarded a US$69 million contract to provide services to Al-Khafji Joint Operations. (See separate release attached.)

This interim financial report is the first financial report of the company under Australian Equivalents to International Financial Reporting Standards (AIFRS). All reported numbers and comparatives are on an AIFRS basis. The Interim Financial Report and Appendix 4D include full reconciliations of the impact of adoption of AIFRS on profit after tax and equity.

The prior year comparative numbers include 3 months of the Parsons E&C operations acquired in 2004.

WorleyParsons

resources & energy

Dividend policy and declaration

It is the intention of the directors to make regular, half yearly dividend payments to shareholders subject to available profits, working capital requirements and the level of borrowings.

The intention is that under normal circumstances in the order of 60% - 70% of the company's full year net profit after tax is available for distribution with the balance being retained for funding ongoing growth. Dividends will be franked to the extent available.

In line with this policy the Directors have declared an interim dividend of 18.5 cents per share of which 5.4 cents per share will be franked. This represents a payout of 61% of reported net profit after tax. The dividend will be payable on 7 April 2006 for shareholders on the register as at midnight (Eastern Standard Time) on 22 March 2006. This compares with a fully franked dividend of 7.5 cents per share for the corresponding period last year.

The Chief Executive Officer of WorleyParsons, Mr John Grill, said:

"This is another strong result for the company and reflects the continuation of buoyant trading conditions across the business and good operational performance. The result was underpinned by underlying earnings growth of approximately 70% with our international operations contributing over 65% of our earnings before tax in the half year. Our contracted revenue profile in asset services and for major projects continues to lengthen.

"We are pleased that the expected synergies from the Parsons E&C acquisition are being realised as evidenced by the strong operating result and the size and scope of recent project awards. The acquisitions completed during the period are also contributing ahead of expectations and we are confident that this will continue.

"Our focus remains on operating safely and ensuring that we are able to deliver on our clients' expectations. At a time of strong competition for project resources we are pleased with our increased ability to share work between our network of offices as well as our ability to continue to form joint ventures to execute the increased number of major projects being developed by our clients," he said.

WorleyParsons
resources & energy

Summary

			Consolidated Half year	
		% Change	2005 $'000	2004 $'000
Revenue from continuing operations (statutory revenue)			**1,046,480**	**509,040**
Less: procurement services revenue*			(134,421)	(35,633)
Revenue from continuing operations excluding procurement services revenue			912,059	473,407
Add: share of revenue from associates			497,750	277,698
Less: procurement services revenue*			(272,026)	(164,568)
Net revenue from associates			225,724	113,130
Aggregated revenue**	**UP**	**94.0**	**1,137,783**	**586,537**
Earnings before interest and tax ("EBIT")#	**UP**	**123.5**	**92,918**	**41,577**
Profit before tax	**UP**	**131.4**	**91,733**	**39,644**
Net profit after tax	**UP**	**138.7**	**63,991**	**26,805**
Net profit attributable to members of WorleyParsons Limited	**UP**	**141.7**	**61,792**	**25,562**
Basic earnings per share before amortisation of trade name (cents per share)	**UP**	**92.4**	**30.4**	**15.8**
Basic earnings per share (cents per share)	**UP**	**94.2**	**30.1**	**15.5**
Diluted earnings per share (cents per share)	**UP**	**94.2**	**30.1**	**15.5**
Net tangible assets per share ($ per share)	**UP**	**200.0**	**0.27**	**0.09**
Net assets per share ($ per share)	**UP**	**23.1**	**2.13**	**1.73**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate and through a joint venture partnership.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The Directors believe the disclosure of the revenue attributable to associates provides additional information on the underlying business growth of WorleyParsons.

EBIT includes $9.6 million (2004: $3.8 million) share of net profits of associates accounted for using the equity method which is after tax.

Finance

The company retains a strong cash position and low level of gearing with Net debt to Net debt + Equity at 31 December 2005 at 1.6%. Cash as at 31 December 2005 was $89.9m. EBITDA Interest cover for the period was 25 times.

Operating cash flow for the period was $65.7m, compared to $42.2m in 2004. During the period the first tranche of the company's Long Term Incentive (LTI) plan vested. The performance rights exercisable under the plan were purchased on market by the company at a cost of $7.1m of which $6.2m is included in operating cash flow.

Cash outflow from investing activities was $35.9m which included $22.6m paid in the period for the acquisition of the remaining 50% of WorleyParsons MEG Ltd, the remaining 49% of Jones & Jones and 100% of HGE Ltd.

The recently announced acquisition of Canadian environmental services company Komex Environmental was completed subsequent to the end of the period with consideration of $34.0m paid in January 2006.

The company continues to benefit from concessions for expenditure for R&D activities in a number of jurisdictions. Assessments for eligible expenditure in jurisdictions new to the group have commenced.

Safety Performance

WorleyParsons has offices in thirty two countries, many of which have different requirements for classification and reporting safety performance. The company believes that the most appropriate system for classification and reporting consolidated safety performance for the group is the use of the US OSHA (Occupational Safety and Health Act) reporting requirements.

WorleyParsons safety performance as reported under OSHA showed a total injury case rate of 0.14 for the 2005 calendar year which compares favourably with international safety best practice performance within our industry sectors.

Commenting, Mr John Grill said:

"While our safety performance relative to industry norms and our peer group has improved we were saddened to report in the period that two members of our joint venture, WorleyParsons GPX, were killed when the plane in which they were travelling crashed.

"Our objective of 'Zero Harm' is the only appropriate goal in the area of safety and our safety management systems and processes continue to support this objective across the whole WorleyParsons group. Our particular challenge is to improve our safety results as the size and scope of our operating activities increase"

Segment Performance

Hydrocarbons aggregated revenue for the half year was $817.9m representing approximately 70% of WorleyParsons revenue and an increase of 96.3% from the prior year. Segment EBIT was $75.3m with a reported segment margin of 9.2%. (2004 EBIT $32.6m Margin 7.8%.)

Operational highlights include significant improvement in operational performance in the Middle East and a historically high level of activity across WorleyParsons' global hydrocarbons operations.

Major activities in the period for the Australasian region included the successful conclusion of the front end study for Woodside Energy's Angel gas development and subsequent award of the EPCM contract to the Eos joint venture. Other major projects include the commencement of the design and project services for the new LNG V train for the North West Shelf venture and the award by Woodside Energy of a $700m integrated services contract to the Transfield Worley joint venture.

Highlights in the Asian operations of WorleyParsons include the continued strong performance in Indonesia on a series of projects for ConocoPhillips and the retention of the contract to support operations for Brunei Shell Petroleum. The capability of WorleyParsons Malaysian operations, Ranhill WorleyParsons continues to develop with projects undertaken for an increasing number of regional clients.

The Middle East region has delivered its strongest operating performance with improved results across the region, particularly in Oman and Saudi Arabia. The award of the Al-Khafji joint operations engineering services contract announced today will provide additional opportunities for the company to consolidate its position in this key market.

WorleyParsons' hydrocarbons business in the Americas and Europe continued to perform strongly in the period.

Activity levels in the Americas remains high. The Canadian operating result is benefiting from historically high level of activity in the development of tar sands projects. The US operations executed major projects for ExxonMobil in Venezuela, for ExxonMobil and ChevronTexaco in Nigeria and for Unocal in Bangladesh. WorleyParsons' US operations were also awarded a major FEED contract for the clean fuels upgrade for the New Zealand Refining Company (NZRC).

Work on the recently announced contract for the USD $1.5b development of the Yuzhnoye-Khylchuyu field in Russia has commenced. Ongoing project activity in Kazakhstan continues to be a material contributor to the group result. Significant progress was made in the period in the growth of local operations in Kazakhstan with current staffing levels of approximately 250 enhancing WorleyParsons ability to perform additional services in country.

PIJV, a joint venture of WorleyParsons (85%) and Parsons Corporation (15%) - the entity executing the contract to restore Iraqi oil infrastructure continues its strong operating and financial performance with activity levels during the period the highest experienced.

Commenting on the positive development of the hydrocarbons segment, Mr John Grill said:

"We continue to consolidate our position as a major service provider to the global hydrocarbons industry. At a time of historically high activity we have increased our ability to support major projects and asset services in both the upstream and downstream markets."

WorleyParsons **Power** business continues to deliver strong growth. The inclusion of the Parsons E&C power segment in the operating result for the full six month period saw revenue grow 172.6% to $176.1m. Segment EBIT was $22.2m with a reported segment margin of 12.6 %.(2004 EBIT $4.4m)

The power result includes US $2.6m relating to the favourable settlement of outstanding claims on two contracts settled in the period.

Major activity in the power sector included significant project activity in Bulgaria and high levels of activity in the domestic US market particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities. The expansion of the Singapore power business to access the broader Asian power market has started with some promising early results recorded.

Mr John Grill said:

"The power business is a significant component of the WorleyParsons business and continued progress was made in the period in the international development and integration of this business. We are impressed by the results and capability of this group and continue to explore opportunities to further enhance our capability in clean coal and for new coal and nuclear facilities."

The **Minerals & Metals** group performed in line with expectations with aggregated revenue for the half year of $112.8m, an increase of 40.4% from the $80.4m reported in the previous corresponding period. EBIT for the period was $11.3m, lower than previous corresponding period ($12.3m) and reflects the current project profile in this sector as well as costs associated with international development.

Major project activity in the period included work for the BHPB Worsley facility, projects for BeMax and the Yarwun facility for Orica. The recently completed acquisition of HGE is performing ahead of expectations and will be an important part of the international expansion of the minerals & metals business.

The company recently announced the award of a contract to provide program management services for the Ma'aden phosphate project in Saudi Arabia. When

completed the phosphate project will be the largest integrated fertilizer plant in the world and represents the largest contract secured by WorleyParsons in its minerals & metals and infrastructure businesses.

Commenting on the performance of the Minerals & Metals business, Mr John Grill said:

"It is pleasing to see the early stage of the development of our international strategy for this important customer sector group. Our clients continue to experience strong demand and we are focused on increasing our ability to support project delivery in both Australia and increasingly in markets outside Australia.

"The recent award of the Ma'aden phosphate project to WorleyParsons is a great example of the synergy we have been able to create in the business. A key objective during the integration was to transfer the major project capability of Parsons E&C into our minerals & metals and infrastructure sectors. The award of this project is an encouraging indicator of our early success," he said.

The **Infrastructure** segment reported Aggregated Revenue of $32.5m, an increase of 25.5% from the prior year. EBIT of $3.2m was in line with the 2004 result.

Mr John Grill commented: "The Infrastructure segment continues to support the WorleyParsons business and is an increasingly important part of our ability to service and support major projects like the Ma'aden phosphate project in the resources area"

Outlook

Commenting on the outlook for the WorleyParsons Group, Mr John Grill said:

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power.

"Based on the strong results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year we would expect to report a modest improvement on the first half's very good result.

"The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949

WorleyParsons
resources & energy

HALF YEAR RESULTS

31 December 2005

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer


BLUE MARLIN
when experience counts

Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries

- Across all phases of projects


1
ASSESS
Project Feasibility
Business Strategy
2
SELECT
Development Options
Execution Strategy
3
DEFINE
Finalise Scope
Sanction Project
4
EXECUTE
Produce Asset
5
OPERATE
Operate Asset

- Organised into 4 Customer Sector Groups:
  Hydrocarbons | Power | Minerals & Metals | Infrastructure

WorleyParsons
resources & energy

Global Reach


CANADA
Grand Prairie
Fort McMurray
Edmonton
Vancouver
Victoria
Calgary
UNITED STATES
Chicago
Toronto
Denver
Reading
Arcadia
Orange County
Dallas
Chattanooga
Houston
Deer Park
Jacksonville
Trinidad Port of Spain
Venezuela Caracas
Ireland Dublin
UK London, Leeds, Bristol
Spain Madrid
Russia Moscow
Kazakhstan Atyrau
Bulgaria Sophia
Iraq
Iran Tehran
Kuwait Ahmadi
Egypt Cairo
Saudi Arabia Al Khobar
Qatar Doha
Saudi Arabia Yanbu
UAE Abu Dhabi
India New Delhi
Oman Muscat
Sudan Khartoum
Yemen Aden
Nigeria Lagos
China Beijing
China Shanghai
Thailand Bangkok, Sriracha
Malaysia Kerteh
Brunei Kuala Belait
Malaysia Kuala Lumpur
Malaysia Miri
Singapore
Indonesia Jakarta
Darwin
Townsville
Mackay
Karratha
AUSTRALIA
Gladstone
Brisbane
Kalgoorlie
Perth
Kwinana
Rockingham
Bunbury
Singleton
Newcastle
Sydney
Adelaide
Melbourne
Geelong
Spotswood
Whangarei
Auckland
New Plymouth
NEW ZEALAND

32 countries | 72 offices | 13,500 project services personnel

when experience counts

Highlights

- Record half year net profit of $61.8 million up 142%
- EBIT growth of 124% to $92.9 million
- International operations contribute 65% of result
- Underlying growth of 70%
- Basic EPS up 94% to 30.1 cps
- EBIT and net margin expansion
- Interim dividend up 147% to 18.5 cps (2004: 7.5 cps)

Material Contract Announcements

- Ma'aden Phosphate PMC contract
  - $US133 million PMC 5 years
  - $2.5 million Capex, largest integrated fertiliser plant in world
  - Largest contract in M&M and Infrastructure for WorleyParsons
  - Most significant synergy to date
- Al Khafji Joint Operations
  - US$69m engineering services contact
  - 5 years for onshore and offshore facilities along Saudi / Kuwait border (300,000 BPD)
  - Continue to consolidate Middle East operations

Material Contract Announcements

- Yuzhnoye-Khylchuyu (YK) EPCM Project Award
  - GWZ Consortium
    - Front-end engineering design (FEED) and EPCM for $US1.5 billion production facility
- Angel Development for Woodside - EPCM Contract
  - Eos joint venture (KBR / WorleyParsons)
    - FEED to EPCM
- Huizhou Refinery IPMT Award
  - CNOOC Grass Roots refinery $2 billion
  - 250,000 barrels per day
- Woodside Energy Integrated Services Contract
  - $700m contract to Transfield Services and WorleyParsons joint venture (TW)
  - Australian Gas Assets

Integration Update

- Completion of the WorleyParsons transition program
- Staff numbers have increased by 3,500 in the past 12 months
  - Committed, empowered and technically capable people
  - Retention of senior management team
- Enhanced ability to share work between offices
  - Roll out of WorleyParsons Project Management Program
  - Reconstruction of our IT and Knowledge Management capability world wide
- Implementation of global insurance program
- Continued close-out of due diligence items ($2.6M US Power Settlement)
- Improved F&A reporting, forecasting and structure
  - R&D programme in new jurisdictions

Synergy Projects

Strong flow of synergy projects in calendar year:

- Highland Gas Project FEED, ExxonMobil in PNG*
- Expansion of Alliance, BOC worldwide
- Gas Capture & LNG Train, Marathon in Equatorial Guinea
- Bibyana Gas Plant, Unocal in Bangladesh
- Study and PMC, Fertil in Abu Dhabi
- Iron Ore and Infrastructure FEED, FMG in Australia
- Singapore Parallel Train Study, ExxonMobil
- PMC Phosphate Project, Ma'aden in Saudi Arabia*
- Al-Khafji Joint Operations Engineering Services Contract, Saudi Arabia / Kuwait*

*** Material contract**

Acquisitions

Strategy of identification, integration and growth of value adding acquisitions. A number of acquisitions announced in ½ year:

- Acquisition of Canadian based Komex – global specialist in environmental and water resource projects
- Acquisition of Canadian HGE – base metals and gas cleaning technologies
- Remaining 50% of WorleyParsons MEG in Canada
- Remaining 49% of Jones and Jones, Australia

Performance Ahead of Expectations

WorleyParsons
resources & energy

Contracts

ASSESS 1
Project Feasibility
Business Strategy

SELECT 2
Development Options
Execution Strategy

- ConocoPhillips North Belut - Development Preliminary Engineering
- ConocoPhillips Bukit Tua Concept Engineering
- Alinta DBNGP Expansion EPCM
- PetroPars South Pars 12 On/Offshore FEED
- Singapore LTA Underground Railway Circle Line 4 & 5
- Woodside LNG Plant Technical Feasibility Studies
- RAAF Fuel Farm design

- ADMA OPCO GGIII PMC contract
- Saudi Aramco WER D15 MP facilities
- LUKOil / Conoco Phillips YK FEED, EPCM, Commissioning
- Unocal Bibiyana Gas Development

DEFINE 3
Finalise Scope
Sanction Project

EXECUTE 4
Produce Asset

- Terasen Pipelines Corridor Pipeline Project
- Karachaganak 4th Stabilization Train pre FEED
- British Gas Central Block Production Facilities EPCM
- THUMS Long Beach Capacity Feasibility Study
- BG Tunisia Hannibal Sour Gas project
- MPA Submarine Cables and Pipelines project
- Shell Geelong Refinery Waste Water Master Plan
- OK Tedi, In-Pit Crusher Upgrade (EPCM)

- ME2 Thermal Power Plant Maritza East 2
- El-Kureimat Civil Works package
- AEP Air Quality Control Compliance Project
- Progress Energy Clean Smoke Stacks Program
- Western Power Exmouth Power Station Financial Close

OPERATE 5
Operate Asset

- NZRC Refinery Reconfiguration Project
- Ecopetrol SA Barrancabermeja Refinery Expansion
- Doris Engineering USAN FPSO Topsides basic design
- Zinifex Port Pirie, 2006 Shutdown Support

- AbuDhabi Oil Refining Green Diesel PMC
- ADMA OPCO SCADA/RTU Replacement FEED
- ADMA OPCO Topside Modifications at ZK Towers
- SASREF LPG Plant FEED
- Qatar Petroleum Qatar Pipeline Detailed Design

Asset Services

- Woodside, $700 million ISC contract – 2008 (+5yrs)*
- Tennessee Valley Authority, Alliance extension - 2009*
- Western Power, Collie Power Station O&M contract
- Brunei Shell, Engineering Design Services
- ConocoPhillips, Indonesian Regional Hub - Engineering Services
- PDO Oman, Engineering and Maintenance – 2010
- Singapore Power, Technical Services Agreement - 2007
- Chevron Nigeria, E&PM Services 3 year renewal
- Vermillion, Wandoo Engineering Services
- BOC global project support

Contracted revenue profile continues to lengthen

*** Material contract**

WorleyParsons
resources & energy

David Housego – Chief Financial Officer


when experience counts

Financial Performance – ½ on ½

$M	% Increase	2005	2004
Aggregated Revenue	94.0	1,137.8	586.5
EBIT	123.5	92.9	41.6
EBIT margin		8.2%	7.1%
Profit before tax	131.4	91.7	39.6
Net Profit	141.7	61.8	25.6
Net Margin		5.4%	4.4%
Basic EPS (cents per share)	94.2	30.1	15.5
Operating Cash Flow	55.7	65.7	42.2

- 2004 comparatives adjusted for AIFRS

WorleyParsons
resources & energy

Change in Net Profit


$M
90
80
70
60
50
40
30
20
10
0
$25.6
HY 04
Q1 PEC
Hydrocarbons
Power
Acquisitions
Corporate costs
Incentive/LTI
Net interest
Income Tax
Minority interests
6 months to Dec 05
$61.8

- International operations 65% of pre-tax earnings
- Underlying EBIT growth 70%
- Power settlements US$2.6m

Growth


Aggregated revenue $M
H1
H2
474.4
757.1
1,379.5
1,137.8
2003
2004
2005
2006


NPAT $M
H1
H2
25.9
30.7
66.5
61.8
2003
2004
2005
2006

1st Half FY2006 is 2x FY2004

WorleyParsons
resources & energy

Basic EPS



20.4
22.9
36.6
30.4
H2
H1
2003
2004
2005
2006

Financial Year

- 2006 up 92.4% on corresponding period
- Equity base 2006 (205 million shares) 2005 (165 million shares)

EBIT margin

- EBIT and net margin expansion
- Contributions include:
  - High activity levels
  - Profitable / breakeven operations
  - R&D


EBIT Margin
4.0%
6.8%
5.3%
7.4%
8.2%
2002
2003
2004
2005
2006

AIFRS Transition

- Comparatives for FY 2005 have been restated
- December 2004 NPAT increase of $2.6m
- June 2005 Equity increase of $5.7m

NPAT - 31 December 2004	$M
AGAAP	23.0
Goodwill amortisation	4.5
Other	(1.9)
AIFRS	25.6

Equity - 30 June 2005	$M
AGAAP	384.3
Goodwill amortisation	13.1
Tax effect	(9.3)
Hedge derivatives	(0.6)
Performance rights	2.5
AIFRS	390.0

Minimal impact from implementation of AIFRS

Group Cash Flow ½ Year

$M	**2005**	**2004**
Operating cash flow and JV dividends	94.5	57.1
Net interest paid	(0.9)	(1.9)
Tax Paid	(27.9)	(13.0)
Available cash flow	**65.7**	**42.2**
Exmouth development	(4.2)	-
Property, plant and equipment	(11.1)	(1.1)
Acquisitions / Investments	(20.6)	(292.9)
Net cash flow before dividends and funding	**29.8**	**(251.8)**
Issue of shares	-	218.5
Dividends paid	(25.7)	(9.8)
Borrowings	15.1	103.9
Net cash flow	**19.2**	**60.8**

WorleyParsons
resources & energy

Dividends



Payout ratio
80%
70%
60%
50%
40%
30%
20%
10%
0%
5.0
12.0
20.0
18.5
Final
Interim
2003
2004
2005
2006
Financial Year

Dividend (cents per share)

Hydrocarbons

- Historically high level of activity across operations
  - Aggregated revenue $817.9m (72% of Group total)
  - Up 96.3% from $416.7m (HY 2004)
  - EBIT $75.3m (margin 9.2%)
- Australasian operations strong result
  - Angel FEED to EPCM
  - LNG Train V
  - Woodside Energy ISC for Gas Assets
  - PNG Gas FEED concluded

Hydrocarbons

- Asian operational highlights
  - ConocoPhillips in Indonesia
  - Retention of Brunei Shell contract (continuous operation since 1989)
  - Ranhill WorleyParsons expansion
- Significant improvement in Middle East
  - Oman for PDO
  - Saudi Arabia – Maintain Potential Program
  - Al-Khafji joint operations contract announced today

Hydrocarbons

- **Americas operational highlights**
  - Canadian Tar Sands expansion
  - Major contracts in Venezuela, Nigeria and Bangladesh
  - Clean fuels upgrade for NZRC
  - PIJV Iraq oil infrastructure at highest activity level to date
- **Europe operational highlights**
  - Kazakhstan operations and contract activity high
    - Local operations at 250 staff
  - YK contract in Russia commenced

Power

- Continue to deliver strong growth
- Aggregated revenue of $176.1m
  - 172.6% increase from $64.6m HY 2004
- EBIT of $22.2m (2004 $4.4m)
- Performance continues to impress
- Major activity includes:
  - Bulgaria coal and nuclear
  - Tennessee Valley Authority contract
  - Feasibility and siting studies for new coal and nuclear in US
  - Flue gas desulphurisation

Minerals and Metals

- Aggregated revenue of $112.9m
  - Revenue increase 40.4% over 2004 ($80.4m)
  - EBIT $11.3m margin of 10.0%
- In line with expectations
- Major project activity:
  - BHPB Worsley
  - BeMax
  - Orica Yarwun
- Ma'aden contract award
  - Largest M&M and Infrastructure contract
  - Transfer of mega project capability from Parsons E&C

Infrastructure

- Aggregated revenue of $32.5m
  - 25.5% growth on HY 2004
  - EBIT of $3.2m (2004 $3.1m)
- Continue to support other sectors
- Project activity:
  - FMG Iron Ore and Infrastructure FEED
  - Ma'aden contract award
- International opportunities emerging

Outlook

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power.

Based on the strong results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year we would expect to report a modest improvement on the first half's very good result.

The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

WorleyParsons
resources & energy

HALF YEAR RESULTS
31 December 2005

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer


BLUE MARLIN
when experience counts

WorleyParsons

resources & energy

28 February 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Saudi/Kuwait 5-Year Engineering Services Contract

WorleyParsons announces that it has been awarded a US$69 million contract to provide services to Al-Khafji Joint Operations.

The contract is to provide engineering services for a suite of expansion and renovation projects for Al-Khafji Joint Operations' existing oil and gas production facilities (both offshore and onshore).

The contract is for 5 years and includes provision for engineering studies, basic engineering, Front-End Engineering Design (FEED), design, detailed engineering, preparation of tender packages, vendor supervision, construction supervision and other engineering activities required for the successful execution of the projects.

Al-Khafji Joint Operations' (KJO) is owned and operated jointly by Aramco Gulf Operations Company Ltd. (a wholly owned subsidiary of Saudi Aramco) and Kuwait Gulf Oil Company (a wholly owned subsidiary of Kuwait Petroleum Corporation).

KJO is responsible for the oil and gas exploration, development and production in the offshore area of the zone straddling the border between the Kingdom of Saudi Arabia and the State of Kuwait - and operates extensive offshore and onshore oil and gas production and processing facilities in this area. These facilities currently produce approximately 300,000 barrels of oil per day.

The engineering services will be primarily executed in WorleyParsons' Perth offices (Western Australia) together with site-based work in Saudi Arabia and Kuwait.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"We are delighted to be awarded this significant and prestigious contract. It is a reflection of our position as a global services provider and further evidence of WorleyParsons' increased capabilities in the hydrocarbons sector."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au